June 27, 2024

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F St NE

Washington, DC 20549

Re:    OriginClear, Inc.

Offering Statement on Form 1-A/A

Filed on June 13, 2024

File No. 024-12439

In response to your letter dated June 26, 2024, we are providing the following responses on behalf of OriginClear, Inc. (“OriginClear” or the “Company”).  In connection herewith, we are filing a second amendment to the Offering Circular on Form 1A/A (“Amended Offering Circular”).

Amendment No. 1 to Offering Statement on Form 1-A

Selling Shareholders, page 59 1.

We note your response to prior comment 1. However, we note your disclosure here appears to state that the Resale Shares will be part of the Primary Units, and that one Resale Share will be sold for every 36 Primary Units sold. Please revise to ensure the disclosure is consistent with disclosure elsewhere in the prospectus.

We have revised the disclosure to remove inconsistencies regarding the sale of the Resale Shares by the selling shareholders.

Thank you for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

KUNZLER BEAN & ADAMSON, PC

J. Martin Tate, Esq.